EXHIBIT 99.1

Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2012 and 2011
(Expressed in Canadian Dollars)
(Unaudited)

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		September 30, 2012	December 31, 2011

Assets

Current
Cash and cash equivalents	(Note 3)	$57,425	$71,926
Amounts receivable and prepaid expenses		651	642
Due from related parties	(Note 7)	27	93
		58,103	72,661

Property and equipment		178	219
		$58,281	$72,880

Liabilities

Current
Accounts payable and accrued liabilities		$467	$1,770
Due to related parties	(Note 7)	96	126
		563	1,896

Shareholders’ Equity

Share capital	(Note 5)	245,882	242,270
Contributed surplus		37,364	34,587
Deficit		(225,530)	(205,817)
Accumulated other comprehensive gain (loss)		2	(56)
		57,718	70,984
		$58,281	$72,880

Contractual Obligations (Note 10)

               Approved by the Directors:
“John Simmons”	Director
“Bryce Roxburgh”	Director

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Three months ended September 30		Nine months ended September 30
Income		2012	2011	2012	2011
Interest Income		$201	$245	$625	$744
(Loss) gain on sale of assets		(2)	14	(2)	14
		199	259	623	758
Expenses
Accounting and audit		15	45	60	133
Administration salaries and consulting	(Note 6)	123	376	767	1,561
Directors’ fees	(Note 6)	458	626	1,622	2,556
Foreign exchange loss (gain)		20	(2)	(18)	25
General and administration	(Note 9)	133	112	466	414
Legal fees		3	12	32	93
Management fees	(Note 6)	961	842	2,639	3,052
Mineral property exploration expenditures	(Notes 4 and 6)	2,262	4,392	14,143	15,840
Shareholder communications		128	169	520	648
Stock exchange listing and filing fees		–	6	105	155
		4,103	6,578	20,336	24,477
Net loss for the period		$3,904	$6,319	$19,713	$23,719
Other comprehensive (income) loss for the period		(14)	11	(58)	15
Comprehensive loss for the period		$3,890	$6,330	$19,655	$23,734

Basic and diluted loss per common share from net loss and comprehensive loss for the period		$(0.04)	$(0.07)	$(0.22)	$(0.27)
Weighted average number of common shares outstanding		88,348,086	87,161,753	88,185,857	86,783,981

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Coporation Condensed Interim Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the nine months ended September 30,		2012	2011

Operating Activities
Net loss for the period		$(19,713)	$(23,719)
Non-cash items:
Amortization		101	44
Loss (gain) on sale of assets		2	(14)
Share-based compensation	(Note 6)	4,369	8,349
		(15,241)	(15,340)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(42)	(109)
Due from related parties		66	(42)
Due to related parties		(30)	(14)
Accounts payable and accrued liabilities		(1,320)	(364)
Cash flows from operating activities		(16,567)	(15,869)
Financing Activities
Issue of share capital for cash	(Note 5)	2,020	1,854
Cash flows from financing activities		2,020	1,854
Investing Activities
Acquisition of property and equipment		(69)	(56)
Proceeds from sale of assets		2	14
Cash flows from investing activities		(67)	(42)
Effect of foreign exchange rate change on cash		113	(39)
Net decrease in cash and cash equivalents		(14,501)	(14,096)
Cash and cash equivalents – beginning of the period		71,926	90,608
Cash and cash equivalents – end of the period		$57,425	$76,512

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Issued Share Capital
		Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity

Balance - December 31, 2010		86,307,503	$238,454	$26,467	$(175,246)	$–	$89,675
Activity during the period:
–	Exercise of stock options	913,250	1,854	–	–	–	1,854
–	Contributed surplus allocated on exercise of options	–	1,585	(1,585)	–	–	–
–	Share-based compensation	–	–	8,349	–	–	8,349
–	Other comprehensive loss	–	–	–	–	(15)	(15)
–	Net loss for the period	–	–	–	(23,719)	–	(23,719)

Balance - September 30, 2011		87,220,753	$241,893	$33,231	$(198,965)	$(15)	$76,144
Activity during the period:
–	Exercise of stock options	105,000	239	–	–	–	239
–	Contributed surplus allocated on exercise of options	–	138	(138)	–	–	–
–	Share-based compensation	–	–	1,494	–	–	1,494
–	Other comprehensive loss	–	–	–	–	(41)	(41)
–	Net loss for the period	–	–	–	(6,852)	–	(6,852)

Balance - December 31, 2011		87,325,753	$242,270	$34,587	$(205,817)	$(56)	$70,984
Activity during the period:
–	Exercise of stock options	1,032,000	2,020	–	–	–	2,020
–	Contributed surplus allocated on exercise of options	–	1,592	(1,592)	–	–	–
–	Share-based compensation	–	–	4,369	–	–	4,369
–	Other comprehensive loss	–	–	–	–	58	58
–	Net loss for the period	–	–	–	(19,713)	–	(19,713)
Balance - September 30, 2012		88,357,753	$245,882	$37,364	$(225,530)	$2	$57,718

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2012 and 2011 (Unaudited)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in the Maricunga region of Chile.

The Company is in the process of exploring its mineral properties. The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE MKT LLC.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS) as issued by the International Accounting Standards Board applicable to the preparation of the interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Accordingly, the accounting policies followed by the Company are set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2011, and have been consistently followed in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements. These condensed interim consolidated financial statements were approved and authorized by the Audit Committee of the Board of Directors for issue on November 8, 2012.

3.	Cash and Cash Equivalents

(in thousands)	September 30, 2012	December 31, 2011
Cash
Investment savings accounts	$25,363	$39,864
Guaranteed investment certificates	32,062	32,062
Total	$57,425	$71,926

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2012 and 2011 (Unaudited)

4.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to the NSR and the vendor’s buy back right, which can be exercised by reimbursing the Company’s expenditures incurred on the property, if the property is not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$500,000 incurred) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a mineral deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

On February 4, 2011 the Company entered into a 2.5 year option on water rights to a total volume of 300 litres per second from a private Chilean company. The rights relate to surface water flows and are consumptive in nature. The option agreement provides for annual option payments which are deductible from a purchase price of US$15.0 million. Option payments incurred to date total US$880,000. The Company can withdraw from the option at any time without penalty.

Future option payments are as follows:

US$220,000 by January 4, 2013;

In the event that the Company exercises the option, the full purchase price must be paid by August 4, 2013.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2012 and 2011 (Unaudited)

4.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The table below shows the Company’s exploration expenditures for the periods ended September 30, 2012 and 2011.

(in thousands)	2012	2011
Assays	$115	$106
Consultants and contractors	2,158	3,274
Drilling	3,812	2,383
Engineering and geological*	1,204	3,065
Environmental	78	19
Field camp	1,708	1,294
IVA tax	1,250	885
Legal and title	540	715
Metallurgical *	775	1,034
Office operations	204	371
Resource development	90	92
Travel	601	715
Wages and benefits *	1,150	1,384
Water rights option	458	503
Exploration costs	$14,143	$15,840
Cumulative exploration costs	$77,724	$59,050

    * Includes share-based compensation as reflected below:

(in thousands)	2012	2011
Engineering and geological	$291	$1,032
Metallurgical	306	187
Wages and benefits	165	626
Total	$762	$1,845

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2012 and 2011 (Unaudited)

5.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	September 30, 2012		December 31, 2011
	Number of Shares	Amount (in thousands)	Number of Shares	Amount (in thousands)
Balance, beginning of period	87,325,753	$242,270	86,307,503	$238,454
Issued during the period for:
Cash
Exercise of options	1,032,000	2,020	1,018,250	2,093
Contributed surplus allocated
Exercise of options	–	1,592	–	1,723
Balance, end of period	88,357,753	$245,882	87,325,753	$242,270

6.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At September 30, 2012, the maximum number of options issuable under the Plan was 13,253,663. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the changes in share options during the period is as follows:

	September 30, 2012			December 31, 2011
	Options	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
Options outstanding, beginning of period	12,428,400	$4.30		12,327,900	$4.10
Granted	2,050,000	3.23		1,385,000	5.04
Exercised	(1,032,000)	1.96		(1,018,250)	2.06
Forfeited/expired	(3,897,500)	6.16		(266,250)	6.18
Options outstanding, end of period	9,548,900	$3.25	*	12,428,400	$4.30

There were 1,032,000 (2011 - 1,018,250) options exercised during the period at an average exercise price of $1.96 (2011 - $2.06).

*The Company repriced 1,238,000 options which ranged in price from $5.27 to $7.00, to an exercise price of $3.64 per ..option. These repriced options have a fair value of approximately $1.04 per option. The Company recognized an  ..additional $756,000 in share-based compensation from the repricing of these options.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2012 and 2011 (Unaudited)

6.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at September 30, 2012.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	1,210,900	1.05	$1.23	1,210,900	$1.23
2.01 - 3.00	2,765,000	1.21	2.35	2,765,000	2.35
3.01 - 4.00	3,398,000	3.84	3.40	2,223,000	3.54
4.01 - 5.00	1,185,000	3.59	5.00	1,085,000	5.00
5.01 - 6.00	765,000	2.34	5.46	765,000	5.46
6.01 +	225,000	3.18	6.20	50,000	6.26
	9,548,900	2.56	$3.25	8,098,900	$3.18

For the options granted during the period, the weighted average fair market value was $1.23 per share.

Share-based Compensation

The fair value of the 2,050,000 (2011 - 1,385,000) options granted by the Company during the periods ended September 30, 2012 and 2011 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2012	2011
Expected annual volatility	72%	74%
Risk-free interest rate	0.96%	2.26% to 2.31%
Expected life	5 years	3 to 5 years
Expected dividend yield	0.0%	0.0%
Forfeiture rate	0.0%	0.0%

Share-based compensation expense of $4,369,000 (2011 - $8,349,000) was recognised on the repricing of options, the vesting of existing options from previous periods and also new options which were granted during the period. The amount was allocated to contributed surplus.

Share-based compensation has been allocated as follows:

(in thousands)	Three Months ended September 30		Nine Months ended September 30
	2012	2011	2012	2011
Administration salaries and consulting	$6	$277	$356	$1,262
Directors’ fees	395	626	1,472	2,556
Management fees	345	720	1,779	2,686
Mineral property exploration expenditures	87	367	762	1,845
Total	$833	$1,990	$4,369	$8,349

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2012 and 2011 (Unaudited)

7.	Related Party Transactions

a)
During the period ended September 30, 2012 a total of $1,463,000 (2011 - $903,000) was paid or accrued for related party transactions with directors or officers of the Company for management, consulting, rent and exploration fees. Amounts due to related parties of $96,000 at September 30, 2012 (December 31, 2011 - $126,000) are non-interest bearing and are due on demand.

On January 1, 2011, the Company entered into cost sharing agreement with Extorre Gold Mines Limited (“Extorre”) and Rugby Mining Limited (“Rugby”) pertaining to costs associated with administrative support, office overhead and travel that the three companies have in common. The percentage allocation of these costs is such that the Company and Extorre each incur 40% respectively with Rugby incurring 20%.  This agreement remained in place at September 30, 2012, and a new cost sharing agreement is currently under discussion.

b)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Rugby during the period ended September 30, 2012 was $177,000 (2011- $217,000). As at September 30, 2012, the Company had amounts receivable of $27,000 (December 31, 2011- $93,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

8.	Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the nine month periods  ended September 30, 2012 and 2011.

(in thousands)	2012	2011
Compensation - cash	$1,337	$701
Share-based payments	3,356	5,263
Total	$4,693	$5,964

9.	Expenses by nature

General and administration expense is made up of the following:

Nine months ended September 30,
(in thousands)	2012	2011
Bank charges	$10	$9
Office	155	174
Rent	107	97
Telecommunications	19	18
Transfer agent	14	21
Travel and promotion	161	95
Total	466	$414

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2012 and 2011 (Unaudited)

10.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 4(a)). Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2012	2013 - 2014	2015 - 2016	2017 - 2025
Office and equipment leases*	$630	$74	$384	$172	$–
Property access agreements	55	–	55	–	–
Advance royalty payment	6,886	–	492	492	5,902
Total	$7,571	$74	$931	$664	$5,902

*The Company together with another associated company has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

Exeter Resource Corporation Notes to the Condensed Interim Consolidated Financial Statements For the nine months ended September 30, 2012 and 2011 (Unaudited)

11.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. The following disclosures are on a geographic basis:

As at September 30, 2012 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$57,155	$270	$57,425
Amounts receivable and prepaid expenses	535	116	651
Due from related parties	27	–	27
Property and equipment	28	150	178
	57,745	536	58,281
Current Liabilities	(249)	(314)	(563)
	$57,496	$222	$57,718
Three months ended September 30, 2012 (in thousands)
Mineral property exploration expenditures	$-	$2,262	$2,262
Net loss	$1,621	$2,283	$3,904
Nine months ended September 30, 2012 (in thousands)
Mineral property exploration expenditures	$–	$14,143	$14,143
Net loss	$5,444	$14,269	$19,713

As at December 31, 2011 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$69,735	$2,191	$71,926
Amounts receivable and prepaid expenses	537	105	642
Due from related party	93	–	93
Property and equipment	102	117	219
	70,467	2,413	72,880
Current Liabilities	(718)	(1,178)	(1,896)
	$69,749	$1,235	$70,984
Three months ended September 30, 2011 (in thousands)
Mineral property exploration expenditures	$–	$4,392	$4,392
Net loss	$1,916	$4,403	$6,319
Nine months ended September 30, 2011 (in thousands)
Mineral property exploration expenditures	$–	$15,840	$15,840
Net loss	$7,809	$15,910	$23,719